SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]      Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     [ ]      No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

                                  ATTUNITY LTD




6-K Items


1. Attunity Ltd Proxy Statement for Annual General Meeting to be held December 31, 2002.

2. Attunity Ltd Proxy Card.

                                                                          ITEM 1

                                  ATTUNITY LTD


December 2, 2002


                  NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS


Attunity Ltd Shareholders:

      We cordially invite you to our 2002 Annual General Meeting of Shareholders. It will be held at 10 a.m. on Tuesday, December 31, 2002 at our offices at the Einstein Building, Tirat Carmel, Haifa, Israel.


      The purpose of the meeting is to consider and vote upon the following matters:


          (1) The election of three directors for terms expiring at the 2003 Annual General Meeting and one outside director for a term expiring in 2005;

          (2) Ratification of the appointment of Kost, Forer & Gabbay as our independent auditors for the year ending December 31, 2002 and authorization for the board of directors to fix their remuneration;

          (3) Receipt and consideration of our Directors' Report, Auditor's Report and Consolidated Financial Statements for the year ended December 31, 2001;

          (4) Approval of the terms of cash compensation for our outside directors; (5) Approval of the grant of options to certain of our directors; (6) Approval of an agreement with our Chairman of the Board and Interim Chief Executive Officer.

      The board of directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

      You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                                     Sincerely,


                                                     Arie Gonen, Chairman

BY ORDER OF THE BOARD OF DIRECTORS
Shlomo Baumgarten, Corporate Secretary

                                 PROXY STATEMENT

      This statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors of Attunity Ltd to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Tuesday, December 31, 2002 and any adjournment thereof (the "Meeting"). Shareholders will be asked to vote upon: (i) the election of three directors and one outside director; (ii) appointment of Kost Forer & Gabbay, a member of Ernst & Young International, as our independent auditors for the year ending December 31, 2002 and authorization for the board of directors to fix their compensation; (iii) consideration and receipt of our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2001 (iv) the terms of cash compensation for our outside directors; (v) approval of the grant of options to certain of our directors (including outside directors) and (vi) approval of an agreement with Arie Gonen, our Chairman and Interim Chief Executive Officer. Our 2001 Annual Report on Form 20-F, including our audited financial statements for the fiscal year ended December 31, 2001, and the proxy card enclosed with this Proxy Statement are being mailed to shareholders on or about December 2, 2002.

      Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and FOR each proposition on the agenda at the Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.


      As of December 2, 2002, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 14,767,432 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.1 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders. An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Annual General Meeting, except Item 1 with respect to the election of Ms. Anat Segal as an outside director which requires either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of those who have no controlling interest who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Item 1 with respect to the election of Ms. Anat Segal as an outside director requires that our shareholders notify us prior to the vote at the Annual General Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of any of these items. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." If a shareholder fails to notify us as to whether he or she has a personal interest in any of these items, the shareholder may not vote and his vote will not be counted with respect to such item. There will be a specific place on the front of the proxy card to indicate if you have a personal interest in Item 1 with respect to the election of Ms. Anat Segal as our outside director.


      A broker who is the record owner of ordinary shares beneficially owned by a customer will have discretionary authority to vote such ordinary shares in the election of directors and all other proposals herein if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement was transmitted to the beneficial owner at least 15 days before the Meeting. Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon. They are counted only for determining a meeting quorum. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.


      We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.


      You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.



                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

      Our board of directors proposes the election of Arie Gonen, Dan Falk and Robert J. Majteles as directors, to hold office for one year until the 2003 Annual General Meeting and until their successors are elected and qualified, and the election of Ms. Anat Segal as an outside director (as defined by the Israeli Companies Law), to hold office for three years until our Annual General Meeting of 2005 and until her successor is elected and qualified. Each nominee is currently serving as a member of our board of directors, except for Ms. Anat Segal.


      Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the board of directors. None of the nominees are expected to be unavailable.


      Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Gonen, Falk and Majteles. The approval of the election as an outside director of Ms. Anat Segal shall require the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that either (i) at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.


      Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.




Name                                         Age    Position with the Company
----                                         ---    -------------------------
Arie Gonen...............................    56     Chairman of the Board
Dan Falk ................................    57     Director
Robert J. Majteles.......................    38     Director
Anat Segal...............................    36     Outside Director

Nominees For Election as Director for Terms Expiring in 2003

     Arie Gonen has served as our Chairman and a director since December 1988. Mr. Gonen received a B.Sc. in Electrical Engineering and a M.Sc. in Computer Sciences from the Technion Israel Institute of Technology.


     Dan Falk was appointed as a director in April 2002. From 1999 until 2000 he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999 Mr. Falk was Executive Vice President of Orbotech, a maker of automated optical inspection and computer aided manufacturing systems. Prior to 1995, from 1992, Mr. Falk was Chief Financial Officer of Orbotech. Mr. Falk serves as the chairman of the board of directors of Atara Technology Ventures and is a member of the boards of directors of Orbotech, Nice Systems Ltd., Orad Hi-Tec Systems Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd. and Advanced Vision Technology Ltd. He has a B.A. degree in economic and political sciences from the Hebrew University and an M.B.A. degree from the Hebrew University School of Business.


     Robert J. Majteles was appointed as a director on June 11, 2002. Mr. Majteles is managing member of Treehouse Capital, LLC, a management and financial advisor. From January 2000 through April 2001 he was the Chief Executive Officer of Citadon, Inc., a leading provider of collaboration software to the construction and engineering industries. Prior thereto and from April 1997 Mr. Majteles was the Chief Executive Officer of ULTRADATA Corporation, a publicly-traded developer of software for financial institutions. From January 1991 until June 1996, he held several management positions which included Vice President Sales, Chief Operating Officer, President and Chief Executive Officer in CAMAX Systems Inc., a mechanical engineering software firm. From January 1990 until January 1991 Mr. Majteles was a merchant banker with Investment Advisers, Inc., a fund management firm based in Minnesota. Prior thereto and from July 1989 he was a mergers and acquisitions attorney at Skadden, Arps, Slate, Meagher & Flom, a New York-based law firm. Mr. Majteles also serves as a board member of Artisoft, Inc., a provider of software-based telephone systems. Mr. Majteles holds a J.D. degree from Stanford University Law School and a B.A. degree from Columbia University.


     Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Fund, L.P. have entered into an agreement with Mr. Majteles and Treehouse Capital, LLC pursuant to which Treehouse, through Mr. Majteles, provides certain management and financial advisory services for the funds on request. Pursuant to this agreement, the funds pay Treehouse a retainer of $10,000 per month. If Mr.
Majteles's services are requested by the funds with respect to a particular portfolio investment, Treehouse is entitled to 10% of the funds' net gain (as defined) or net loss (as defined) on the investment during the term of the agreement, offset by certain fees that may be paid by the portfolio company to Treehouse or Mr. Majteles directly and, except in certain cases, the amount of the retainer paid to Treehouse. Under the agreement, Mr. Majteles is required to act independently of the funds in discharging his fiduciary duties to shareholders of any company for which he serves as a member of the Board of Directors and also is obligated not to disclose to the funds or use for his own benefit any confidential information he obtains in connection with his service for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by the funds. Mr. Majteles has agreed to serve as a director of the company pursuant to this agreement.



Nominee For Election As An Outside Director For Term Expiring In 2005

     Anat Segal has acted as an independent advisor providing investment banking services and financial and strategic consulting to high-tech companies since January 2000. Prior to that and since 1998, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then an Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998 she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996 Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. She also serves as a board member of AVT, a public company traded in Frankfurt, Germany. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.



         The Board of Directors recommends a vote FOR the election of each nominee for director named above.


Outside Director Continuing in Office

     Roni Ferber has served as a director since October 1995 and was designated an outside director by our board of directors in May 2001. Mr. Ferber has been self-employed as a business consultant since December 1992. From 1967 until December 1992, Mr. Ferber was General Manager and President of Nikuv Ltd., an Israeli publicly traded software company. Mr. Ferber serves as a director in Comtech Ltd., an Israeli public software company traded on the Tel Aviv Stock Exchange and Damatek Ltd. an Israeli electronic monitoring solutions company traded on the London Stock Exchange. Mr. Ferber holds a B.A. degree in Economics from the Hebrew University in Jerusalem and an M.A. degree in Semitic Languages from the Tel Aviv University. His term as outside director will expire in 2004.



Audit Committee

     The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.


     The Nasdaq National Market requires us to have at least three independent directors on our board of directors and to establish an audit committee; all of whose members are independent of management. Messrs. Ferber and Falk are on our audit committee and qualify as independent directors under the Nasdaq National Market requirements. Mr. Ferber qualifies as an outside director under the Israeli Companies Law requirements. Subject to her election by our shareholders at our Annual Meeting, Ms. Anat Segal will qualify both as an independent director under the Nasdaq National Market requirements and as an outside director under the Israeli Companies Law and will be the third member of our audit committee following her election at this Meeting.



Internal Auditor

     The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Mr. Yossi Genosar, CPA, who practices accounting and auditing with an auditing firm in Tel Aviv, serves as our internal auditor.



Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of October 28, 2002, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:


                                                           Number of Ordinary Shares        Percentage of
                                                            Beneficially Owned (1)           Outstanding
                                                                                         Ordinary Shares (2)
Arie Gonen.............................................          1,250,000                          8.5%
Dan Falk...............................................             --                             --
Roni Ferber............................................               20,000(3)                     *
Robert J. Majteles.....................................             --                             --
Dov Biran..............................................  893,720                                    6.1%
Special Situations Fund III, L.P.......................         4,143,112(4,5,6)                   24.6%
Special Situations Private Equity Fund, L.P............         1,838,100(4,7,8)                   11.7%
Special Situations Technology Fund, L.P................           917,600(4,9,10)                   6.0%
Special Situations Cayman Fund L.P.....................           768,200(4,11,12)                  5.1%
All  directors  and  executive  officers  as a group (5
persons)...............................................           1,382,833(13)                     9.3%
-----------------
*        Less than 1%

-------------------------------------------------------------------------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of December 2, 2002 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 14,767,432 ordinary shares issued and outstanding as of December 2, 2002.

(3) Includes 16,666 ordinary shares subject to currently exercisable options granted under our stock option plan, at exercise prices between $1.08-$7.75 per share. Such options expire between December 2005 and December 2008.

(4) Based on the Schedule 13D filed by Special Situations Fund III, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Cayman Fund L.P. with the Securities and Exchange Commission on November 8, 2001.

(5) Includes 1,557,792 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(6) Includes 519,264 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(7) Includes 692,250 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(8) Includes 230,750 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(9) Includes 346,125 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(10) Includes 115,375 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(11) Includes 288,450 ordinary shares currently issuable upon exercise of Series A Warrants exercisable at $1.75 per share.

(12) Includes 96,150 ordinary shares currently issuable upon exercise of Series B Warrants exercisable at $2.25 per share.

(13) Includes 129,499 ordinary shares subject to currently exercisable options.


Executive Compensation

     During the fiscal year ended December 31, 2001, the aggregate remuneration paid to all our executive officers and directors as a group (7 persons) was approximately $812,278. We provide automobiles to our executive officers. Non-employee directors received an annual fee of $9,000 and an attendance fee of $300 per meeting attended.



Stock Option Plans

     Under our 1992, 1994 and 1998 Stock Option Plans, incentive stock options or ISOs, as defined in Section 422 of the United States Internal Revenue Code of 1986, as amended, may be granted to our officers and employees or to employee of any of our subsidiaries, and options which do not qualify as ISOs or non-qualified options, may be granted to our employees, officers and directors or to employees of any of our subsidiaries. An aggregate of 3,000,000 ordinary shares are reserved for issuance under the plans. Ordinary shares underlying any options which are canceled or not exercised become available for future grants. The plans will end in 2002, 2004 and 2008, unless previously terminated by the board of directors.


     No options were granted under the 1994 Plan in 2001, and 35,434 ordinary shares remained available for future grant under the 1994 Plan at December 31, 2001.


     Options for 1,762,794 ordinary shares having exercise prices ranging from $0.024 to $3.00 per share were granted under the 1998 Plan in 2001 and at December 31, 2001 options for 44,159 ordinary shares were available for future grant under such plan. In 2001, 135,500 new options were granted to our officers and directors.


     Of the total outstanding options, 191,750 options will expire in 2002, 207,602 options will expire in 2003, 55,600 options will expire in 2004 and the remaining 1,838,022 options will expire thereafter.


     A total of 19,850 ordinary shares were issued in 2001 upon exercise of options previously granted under the Plans, and no options were exercised by our officers and directors in 2001.



2001 Stock Option Plan

      Our 2001 Employee Stock Option Plan, or the 2001 Plan, authorizes the grant of options to purchase up to 1,000,000 ordinary shares. Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2001 Plan. Awards under the 2001 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance. The 2001 Plan has a term of ten (10) years and will terminate in 2011. No award of options may be made after such date.


      At December 2, 2002, options for the purchase of 441,000 ordinary shares having an average exercise price of $1.03 per share had been granted, none of which is currently exercisable. Options for the purchase of 559,000 ordinary shares are available for future grant under the 2001 Plan.



Options Held By Management

      As of December 2, 2002, options to purchase 440,000 ordinary shares had been granted to executives and directors under the 2001 Plan, subject to approval at this Meeting in accordance with Items 5 and 6 below . The exercise price of 40,000 of the options will be the fair market value of the ordinary shares on the date of this Meeting and the exercise price of the 400,000 remaining options is US$1 per share.


      As of December 2, 2002, our executive officers and directors as a group, consisting of 5 persons, held options to purchase 186,499 ordinary shares, at an average exercise price of $3.75 per share (not including options to be approved in accordance with Items 5 and 6 below).



                             APPOINTMENT OF AUDITORS
                           (Item 2 on the Proxy Card)

      Our board of directors first appointed Kost, Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young International, as our auditors in 1992 and has reappointed the firm as our auditors since such time. Kost, Forer & Gabbay has no relationship with us or any of our affiliates except as auditors. As a result of Kost, Forer & Gabbay's knowledge of our operations and reputation in the auditing field, the board of directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors. The board of directors has again selected Kost, Forer & Gabbay as our auditors for the fiscal year ending December 31, 2002 and recommends that the shareholders ratify and approve the selection. The remuneration of Kost, Forer & Gabbay shall be fixed by the board of directors according to the volume and nature of their services.


      The following resolution will be offered by the board of directors at the
Meeting:


                "RESOLVED, that the appointment of Kost, Forer & Gabbay by our board of directors to conduct the annual audit of our financial statements for the year ending December 31, 2002, and to authorize the board of directors to fix their remuneration is ratified, confirmed and approved."

      The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.


      In the event this resolution does not receive the necessary vote for adoption, or if for any reason Kost, Forer & Gabbay ceases to act as our auditors, the board of directors will appoint other independent public accountants as our auditors.



The Board of Directors recommends a vote FOR the foregoing resolution.


                   RECEIVE AND CONSIDER THE DIRECTORS' REPORT,
             AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
                           (Item 3 on the Proxy Card)

      At the Meeting, our Directors' Report, Auditors' Report and the Consolidated Financial Statements for the year ended December 31, 2001 will be presented. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to consider and receive our Directors' Report, Auditors' Report and the Consolidated Financial Statements for the year ended December 31, 2001.



         The Board of Directors recommends a vote FOR the consideration and receipt of the Directors' Report, Auditors' Report and Consolidated Financial Statements for the year ended December 31, 2001.


                   CASH COMPENSATION FOR OUR OUTSIDE DIRECTORS
                           (Item 4 on the Proxy Card)

      Pursuant to the Companies Law, an outside director is entitled to compensation and to reimbursement of expenses as provided in the Companies Regulations (Rules Regarding Compensation to an Outside Director), 5760-2000, or the Companies Regulations, promulgated under the Companies Law. The Companies Regulations provide that an outside director is entitled to receive from the company an annual fee and a per meeting attendance fee for his or her participation at a meeting of the board of directors or any board committee up to the amounts specified in the Companies Regulations. Nevertheless, a company may decide that instead of the compensation specified above, an outside director may receive compensation which shall be determined in proportion to the compensation of the other directors of the company. In addition to any cash compensation, a company may also issue to its outside directors securities of the company that will be awarded in the framework of the company's option plan for directors and other officers of the company and in proportion to the securities awarded to the other directors of the company. An outside director is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with his or her service as an outside director. Our board of directors determined to compensate Mr. Roni Ferber and Ms. Anat Segal, our outside directors, by paying them an annual fee and a per meeting attendance fee equal to the compensation received by our other non-employee directors.


      The Israeli Companies Law requires that the terms of compensation to directors be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders.


      Subject to the approval of our audit committee and board of directors prior to the approval of this Item 4 at this Meeting, and subject to shareholder approval, we propose to pay our outside directors annual remuneration of US $9,000 and a per meeting (including written resolutions and meetings of committees of the Board of Directors ) attendance fee of US $300.


        "RESOLVED, that the decision of the audit committee and board of directors of the Company to pay our Outside Directors annual remuneration of US $9,000 and a per meeting (including written resolutions and meetings of committees of the Board of Directors) attendance fee of US $300 is hereby approved."


      Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.


          APPROVAL OF THE GRANT OF OPTIONS TO CERTAIN OF OUR DIRECTORS
                           (Item 5 on the Proxy Card)

      The Israeli Companies Law requires that the terms of compensation to directors, including grants of options, be approved by the audit committee, the board of directors, and thereafter, the General Meeting of Shareholders. Subject to the approval of our audit committee and board of directors prior to the approval of this Item 5 at this Meeting, and subject to shareholder approval, we propose to grant options under our Stock Option Plans to purchase 10,000 ordinary shares to each of Roni Ferber, Dan Falk and Robert J. Majteles, each a member of our board of directors, for each year for which such director holds office, beginning with options to purchase 10,000 ordinary shares for the year ending December 31, 2002. The exercise price of the options shall be the fair market value of the ordinary shares on the date of this Meeting. The options will vest in three equal annual installments commencing one year from the date of grant.


      Subject to her election by our shareholders at this Meeting and subject to the approval of our audit committee and board of directors prior to the approval of this Item 5 at this Meeting, and subject to shareholder approval, we propose to grant options to purchase 10,000 ordinary shares to Ms. Anat Segal, nominee to serve as our second outside director, for each year for which Ms. Segal holds office, beginning with options to purchase 10,000 ordinary shares for the year ending December 31, 2002. The exercise price of the options to be granted to Ms. Segal will be the fair market value of the ordinary shares on the date of this Meeting. The options will vest in three equal annual installments commencing one year from the date of grant.


      It is therefore proposed that at the Annual General Meeting the shareholders adopt the following resolution:


        "RESOLVED, that the decision of the audit committee and board of directors of the Company to grant options to purchase 10,000 ordinary shares to each of Roni Ferber, Dan Falk and Robert J. Majteles, each a member of our board of directors, and to Ms. Anat Segal, a nominee to serve as our outside director, be and hereby is approved, for each year for which such director holds office."


      Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.


                      Approval of agreement with arie gonen
                           (Item 6 on the Proxy Card)


         The Israeli Companies Law requires that the terms of compensation of a director, including in his capacity as an employee or consultant of a company, be approved by the audit committee, the board of directors and thereafter the General Meeting of Shareholders.


         Mr. Arie Gonen ("Mr. Gonen") acted as our Chief Executive Officer and Chairman of the Board from October 31, 1988 until November 22, 2001 and has served as our active Chairman since November 2000. Since the resignation of our former CEO on August 22, 2002, Mr. Gonen has served as our Interim CEO, and has agreed to serve in this capacity until a new CEO is appointed. We intend to enter into an Employment and Services Agreement (the "Agreement") with Mr. Gonen, a copy of which is attached hereto as Exhibit A. Mr. Gonen has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the Agreement as long as he is employed by us and has agreed to act as a consultant for a period of five (5) years after termination of his employment . Mr. Gonen will receive a monthly gross salary of NIS 90,000 ( approximately US $19,150) as long as he is employed by us and he will receive a monthly consulting fee of US$10,000 during the five-year consulting period . In addition, Mr. Gonen will be entitled to the use of a company car, full reimbursement for his home telephone expenses, refund for all-reasonable entertainment and living expenses both in Israel and abroad, managers insurance, bonuses and options to purchase 400,000 of our ordinary shares at a price of US$1 per share. The Agreement, if approved, will be effective as of September 1, 2002.


         It is therefore proposed that, subject to the approval of our audit committee and Board of Directors prior to the approval of this Item 6 at this Meeting, to approve the following resolution;


         "RESOLVED, that the decision of our audit committee and board of directors to approve the Employment and Services Agreement with Arie Gonen in the form attached as Exhibit A to the Proxy statement for the 2002 Annual General Meeting of Shareholders, be and hereby approved."

         Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.




                                             By Order of the Board of Directors,

                                             Shlomo Baumgarten
                                             Corporate Secretary




   Dated: December 2, 2002

                                    EXHIBIT A


                        Employment and Services Agreement


                     Duly made and executed in Haifa, Israel
                      as of the 1st day of September, 2002

                                 by and between

                                  Attunity Ltd.
                              Company no. 520038019
                    of Einstein Building, Tirat Carmel 39101,
                                  Haifa, Israel
                            (Hereinafter "ATTUNITY")

                                OF THE FIRST PART


                                       And

                                   Arie Gonen

                               I.D. NO. 00168950/4
                               2 Pinhas Lavon St.
                                  Haifa, Israel
                              (hereinafter "GONEN")

                               OF THE SECOND PART


WHEREAS GONEN has acted as CEO and Chairman of the Board of ATTUNITY from October 31, 1988 until November 22, 2000 and has acted as Active Chairman since November 22, 2000 until the date hereof; and


WHEREAS ATTUNITY is searching for a new CEO for the Company and desires to appoint GONEN as Interim CEO until a CEO is appointed and GONEN agrees to serve as Interim CEO of ATTUNITY until a CEO is appointed; and


WHEREAS ATTUNITY desires to continue the services of GONEN as Chairman of the Board of ATTUNITY, and GONEN desires to serve as Chairman of the Board of Attunity on the terms and conditions set forth herein;



NOW, THEREFORE, in condition of the mutual promises and undertaking of the parties, it is hereby agreed as follows:

1.       DUTIES AND RESPONSIBILITIES


        1.1. Subject to the terms and conditions of this Agreement (i) GONEN shall serve as Chairman of the Board of ATTUNITY, and (ii) GONEN shall also serve as Interim CEO of ATTUNITY until a new CEO is appointed for ATTUNITY.



        1.2.   During the terms of GONEN's employment, GONEN shall:

        1.2.1. devote his full working time and best efforts to the business and affairs of ATTUNITY and the performance of his duties hereunder (this Section 1.2.1 is not applicable to the Services Period as described in section 7 herein); and

        1.2.2. not engage in or be associated with, directly or indirectly, any competitive business, duties or pursuits; and


        1.2.3. not undertake or accept any other paid or unpaid employment or occupation or engage in or be associated with, directly or indirectly, any other businesses, duties or pursuits to the extent such activities will materially interfere with his duties hereunder (this Section 1.2.1 is not applicable to the Services Period as described in section 7 herein).


2.                             TERM AND TERMINATION

          2.1. This Agreement shall remain in effect until the end of the term of the Services Period (as defined in Section 7.2 below), unless earlier terminated in accordance with the terms and provisions of this Section 2.

          2.2. ATTUNITY shall have the right to terminate this Agreement at any time for Justifiable Cause (as hereunder defined) as determined by the board of directors of ATTUNITY, by giving GONEN written notice of termination for cause. In such event, this Agreement and the employment relationship shall be deemed effectively terminated upon the time of delivery of such notice.

               The term "Justifiable Cause" shall mean (a) a serious breach of trust including but not limited to theft, embezzlement, breach of fiduciary duty, prohibited disclosure to unauthorized person or entities of confidential or proprietary information of or relating to ATTUNITY or its subsidiaries and the engaging by GONEN in any prohibited businesses competitive to the business of ATTUNITY and its subsidiaries, affiliates or associated companies, or (b) any willful failure to perform competently any of GONEN's fundamental functions or duties hereunder or other cause justifying termination or dismissal under applicable law.

          2.3. During the period following the Termination of Employment Date (as defined in Section 7.2 below), GONEN shall cooperate with ATTUNITY and use his best effort to assist the integration into ATTUNITY's organization of the person or persons who will assume GONEN's responsibilities.

3.       COMPENSATION

          3.1. From the commencement of this Agreement and until the Termination of Employment Date (as defined in Section 7 below), ATTUNITY shall pay GONEN as compensation a monthly gross salary of Ninety Thousand (90,000) New Israel Shekels ("NIS") payable until the 9th of the following month (the "Gross Salary"). The Gross Salary payable each month shall be linked to the Israeli Consumer Price Index published by the Israeli Central Statistic Bureau. The base index will be the index of September 2002. Such compensation shall be comprehensive and all-inclusive in that it shall be deemed to include all overtime payments according to the terms of the Working Hours and Rest Law 5711 - 1951 or any other similar law or provision which may apply.

          3.2. GONEN shall be entitled to the use of an automobile owned by ATTUNITY (the "Company Car"), the price of which will not exceed Seventy Five Thousand US Dollars ($75,000). ATTUNITY shall reimburse GONEN for all expenses relating to the use and upkeep of the Company Car. ATTUNITY will replace such Company Car at least every Forty Eight (48) months. Upon termination of this Agreement for any reason, GONEN will have the option to purchase the Company Car at its book value at the time of such termination. GONEN will keep the Company Car for Six (6) months commencing from the Termination of Employment Date as set for in
               Section 7 herein.

          3.3. GONEN shall be entitled to full reimbursement for his home telephone expenses, including calls made abroad.

          3.4. GONEN shall be entitled to a refund for all-reasonable entertainment and living expenses both in Israel and abroad, upon the furnishing of receipts, relating to his employment with ATTUNITY.

          3.5. ATTUNITY and GONEN shall obtain and maintain Managers Insurance (Bituach Menahalim) in the customary form for the exclusive benefit of GONEN. ATTUNITY shall pay an amount equal to 13.33% of each monthly Gross Salary payment towards the premiums payable in respect of such insurance. GONEN shall pay, by deduction from salary, 5% of each monthly Gross Salary and ATTUNITY shall pay an additional amount equal to 2.5% of each monthly Gross Salary for insurance against disability. It is hereby agreed that GONEN's benefits under the foregoing insurance shall come in lieu of, and as full and final substitution for severance pay to which GONEN may otherwise be entitled under applicable law.

               When GONEN's  employment  is  terminated  for  whatsoever  reason
               (except for Justifiable Cause) GONEN will be entitled to a severance payment that is calculated at two times his last Gross Salary (in accordance with Section 3.1) multiplied by the number of years since October 1, 1987 that he was employed by ATTUNITY, less the amount accumulated in the severance component of the Manager Insurance specified above and GONEN's Managers Insurance will be transferred to GONEN.

          3.6. GONEN shall be entitled to "Keren Hishtalmut" as customary for all ATTUNITY employees.

          3.7. GONEN shall be  entitled  to paid annual  vacation of Twenty Five
               (25) working days, based on a working week of Five (5) days, with respect to and during each Twelve (12) month period of his employment hereunder. Such vacation, in respect to any year, may be carried forward. GONEN will be entitled to be paid for unutilized accrued vacation on a yearly basis.

          3.8. In the event that GONEN shall be required by ATTUNITY to spend time outside Israel, he shall be entitled to a special grant equal to the amount of days he has spent outside Israel multiplied by a daily rate of One Hundred and Thirty Four US Dollars ($134), in addition to the reimbursement of his expenses as specified in Section 3.4 above.

          3.9. GONEN shall be entitled to a bonus according to the Bonus Plan attached hereto. In addition, commencing 2002, the Board of Directors will be entitled to award GONEN with additional bonuses, which shall not exceed One Hundred Thousand US Dollars ($100,000) per calendar year.

          3.10.Upon approval of this Agreement by the general meeting of shareholders of ATTUNITY, GONEN will be granted Four Hundred Thousand (400,000) options at a share price of $1 to be vested over three equal annual installments starting September 1, 2002. In the event that GONEN'S employment is terminated (except for Justifiable Cause) all options shall vest upon the Termination Date. GONEN will be entitled to exercise these options until August 31, 2009.

          3.11.GONEN agrees and accepts that in September 2001 the Company implemented a Twenty percent (20%) temporary salary reduction plan for all its employees and as long as this reduction plan for all employees is not changed GONEN's Gross Salary will be reduced by Twenty percent (20%). This reduction will not apply to Section
               3.5 regarding which the Gross Salary according to Section 3.1.1 shall prevail.

4.       PROPRIETARY INFORMATION

          4.1. GONEN acknowledges and agrees that ATTUNITY possesses and will continue to possess and acquire information, trade secrets and technology that has been created, discovered or developed, or has otherwise become known to ATTUNITY or any of its subsidiaries in the field of computer software and services, including without limitation, information and technology that has been assigned or otherwise conveyed to ATTUNITY or any of its subsidiaries, which information has commercial value in the business in which ATTUNITY or any of its subsidiaries is engaged. Such information, whether documentary, written oral or computer generated, shall be deemed to be and referred to as "Proprietary Information", which includes but is not limited to trade marks, trade secrets, copyrights, processes, formulas, data and know-how, improvements, inventions, techniques, products, forecasts, third party products and know-how and customer lists.

          4.2. Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of ATTUNITY and irrespective of form but excluding information that (a) was known to GONEN prior to his employment by ATTUNITY and can be so proven by GONEN; (b) shall have become a part of the public knowledge except as a result of breach of this Agreement by GONEN; (c) shall have been received by GONEN from a third party having no obligation towards ATTUNITY; (d) reflects general skills and experience gained during GONEN's employment by ATTUNITY; or (e) reflects information and data generally known within the industries or trades in which ATTUNITY competes.

          4.3. GONEN agrees and declares that all Proprietary Information, patents and other rights in connection therewith shall be the sole property of ATTUNITY and it's assigns. GONEN will not use or disclose any Proprietary Information or anything relating thereto without the written consent of ATTUNITY except as may be necessary in the ordinary course of performing his duties hereunder.

          4.4. Should, for any reason, any one or more of the terms contained in this Section 4 be held to be excessively broad with regard to time, geographic scope or activity, that term shall be construed in a manner to enable it to be enforced to the maximum extent compatible with applicable law.

          4.5. GONEN's undertakings in this Section 4 shall remain in full force and effect for two (2) years after termination of this Agreement. Thereafter, GONEN's obligations hereunder shall survive and continue in effect with respect to any Proprietary Information which is a trade secret under applicable law.


5.       NON-COMPETITION

         GONEN agrees and undertakes that he will not, during the term of this Agreement (including the Service Period) and for a period of one year thereafter:

          5.1. Directly or indirectly, as owner, partner, joint venturer, stock holder, employee, broker, agent, principal, trustee, corporate officer, director, licensor, licensee or any capacity whatsoever engage in, become financially interested in, be employed by, or have any connection with in Israel or any other country any business or venture worldwide that is engaged in any activities involving either (a) products or services similar to the actual products then produced by ATTUNITY or its subsidiaries or affiliates, or (b) information processes, technology or equipment in which ATTUNITY or its subsidiaries or affiliates then has a proprietary interest; provided, however that GONEN may own any securities of any corporation which is engaged in such business and is and is publicly-owned and trade but in any amount not to exceed at any one time ten percent (10%) of any class of stock or securities of such company, so long as he has no active role in the publicly-owned and traded company as traded company as director, employee, consultant or otherwise.

          5.2. Employ (other that through ATTUNITY or its subsidiaries) any person employed by ATTUNITY during the previous twelve (12) months for any purpose or in any place in any business in which he is deemed to be a control person as defined under any Israeli or U.S. securities or banking laws or regulations.

          5.3. Should, for any reason, any one or more of the terms contained in this Section 5 be held to be excessively broad regard to time, geographic scope or activity, that term shall be construed in a manner to enable it to be enforced to the extent compatible with applicable law.

          6.   NO RESTRICTION ON EMPLOYMENT

               GONENrepresents and warrants that on the date hereof he is free to be employed by ATTUNITY upon the terms contained in this Agreement and that there are no employment contracts, consulting contracts or restrictive covenants preventing full performance of his duties hereunder.

          7.   TERMINATION OF GONEN's EMPLOYMENT AND THE SERVICES PERIOD

               7.1. When a new CEO is  appointed  GONEN  will  stop  serving  as
                    Interim CEO of ATTUNITY.

              7.1.1.After a new CEO is  appointed,  ATTUNITY  shall  have the option to continue GONEN's employment up to Twelve (12) months after such appointment and GONEN will have such title, authority and duties as determined by the Board. ATTUNITY shall give GONEN Thirty (30) days notice of the termination of his employment with ATTUNITY (the "Termination of Employment Date"). After the Termination of Employment Date, GONEN shall not be entitled to the Gross Salary and the other benefits specified in Section 3 above (except as expressly specified in Section 3.2 and according to Sections 3.9 and 3.10) and the following provisions will instead apply:

              7.2.1.For a period of Thirty Six months (36)  months  commencing on the Termination of Employment Date (the "Services Period"), GONEN undertakes to provide up to Fifty Four (54) hours of consulting services per month to ATTUNITY and not more than One Thousand Eight Hundred (1800) hours on an accumulative basis. The Board of ATTUNITY will exclusively determine GONEN's duties and title during the Services Period. GONEN will be entitled to all the payments under this Section 7.2 regardless of whether ATTUNITY utilizes GONEN's services.

                    GONEN recognizes that from time to time the Board of Directors may require GONEN to provide more than Fifty Four
                    (54) per month. In such event, GONEN will make his best effort to comply with such request, however, GONEN's accumulative commitment will not exceed One Thousand Eight Hundred (1800) hours for the Services Period.

              7.2.2.In the event that GONEN will be required by ATTUNITY to travel outside Israel, a full day will be calculated at Eight (8) hours and will include GONEN's flying time. In such an event, GONEN shall be entitled to a payment that is equal to the amount of days he has spent outside Israel multiplied by a daily rate of One Hundred Thirty Four US Dollars ($134), in addition to the reimbursement of his reasonable expenses, in accordance with ATTUNITY'S expense reimbursement policy.

              7.2.3.In consideration  for GONEN's  availability to provide the
                    Consulting Services during the Services Period, ATTUNITY shall pay GONEN Thirty Six (36) monthly payments of Thirteen Thousand Five Hundred US Dollars ($13,500) plus VAT (the "Payments"), to be paid by the 25th of each month. GONEN will furnish ATTUNITY with an invoice for each month by the 30th of the month. Payments will be made in NIS in accordance with a last known representative exchange rate published by the Bank of Israel.

                    The Payments will not be changed as long as the accumulative commitment specified in section 7.2.1 will not exceed One Thousand Eight Hundred (1800) hours for the Services Period.

               7.3 The parties acknowledge that during the Services Period, there will not be any employer - employee relationship between ATTUNITY and GONEN and GONEN will be acting as an independent contractor.

8.       GENERAL PROVISIONS

               8.1. This Agreement  shall not be amended,  modified or varied by any oral agreement or representation or otherwise than by a written instrument executed by both parties or by their duly authorized representative.

               8.2. No  failure,   delay  or  forbearance  of  either  party  in
                    exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any of the terms or conditions hereof.

               8.3. If any term or provision of this Agreement shall be declared invalid, illegal, or unenforceable, to the extent that a court shall deem it reasonable to enforce such term or provision and if such term or provision shall be unreasonable to enforce to any extent, such term or provision shall be severed and all remaining terms and provisions shall be unaffected and shall continue in full force and effect.

               8.4. The terms and conditions of this Agreement  supersede  those of all previous agreements and arrangements, either written or oral, relating to the subject hereof, including the Employment Agreement between ATTUNITY and GONEN dated January 1, 1996.

               8.5. This  Agreement  is  personal  to GONEN and GONEN  shall not assign or delegate his rights or duties to a third party, whether by contract, will or operation of law, without ATTUNITY's prior written consent, except moneys and compensation rights that may be passed to his heirs.

               8.6. This  Agreement  shall  inure to the  benefit of  ATTUNITY's successors and assigns.

               8.7. Each notice  and/or  demand  given by one party  pursuant to this Agreement shall be given in writing and shall be sent by registered mail to the other party at the address appearing in the caption of this Agreement or by facsimile and such notice and/or demand shall be deemed given at the expiration of twelve (12) hours after dispatch by facsimile, three (3) days from the date of mailing by registered mail or immediately if delivered by hand. Such address shall be effective unless notice of change in address is provided by registered mail to the other party.

               8.8. Any  dispute  arising  out  of or in  connection  with  this
                    Agreement will, in the failure of the parties to reach an amicable agreement, be finally settled by a single arbitrator appointed in accordance with the agreement of the parties. In the absence of agreement within twenty-one (21) days from the written request of one party for the appointment of an arbitrator, the chairman of the Israeli Bar Association shall appoint an arbitrator.

                    The arbitrator shall be a lawyer knowledgeable in the laws appertaining to computers and software. The arbitrator shall be bound in his deliberations by the substantive laws of the State of Israel and shall provide the parties with written reasons for his decision.

               8.9  This   Agreement  is  subject  to  the  required   corporate
                    approvals of Attunity.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                  ATTUNITY LTD

                                  By:
                                        -------------------------------------
                                  Title:
                                        -------------------------------------


                                   Arie Gonen

                                   -----------------------------------

                  SCHEDULE TO EMPLOYMENT AND SERVICES AGREEMENT

                                   BONUS PLAN

         During the term of the Agreement GONEN will receive a bonus according to the following:

1. Commencing January 1, 2003, ATTUNITY will pay GONEN nine percent (9%) of all licenses and maintenance income received by ATTUNITY from International Distributors, responsibility for which the Board assigns GONEN. This bonus will be paid until the termination of the Services Period.

2. GONEN will receive for agreements that were signed by ATTUNITY with International Distributors during 2002 fifteen percent (15%) of the license and maintenance income actually received from such International Distributors in year 2002 and for the calendar years 2003 until 2007 (including), nine percent (9%) of all license and maintenance income that will be actually received. Such payments will be made within thirty (30) days of the receipt of income from such International Distributors by ATTUNITY.

3. In the event that GONEN will be assigned by the Board to raise funds for ATTUNITY, GONEN will be entitled to three-year warrants at the closing price of the fund raising deal for up to seven percent (7%) of the amount of shares that were issued in the fund raising deal, the exact percentage to be determined by the Board of ATTUNITY. To remove doubt, this provision will only apply to investors introduced to ATTUNITY by GONEN.

4. In the event that GONEN will be assigned by the Board to manage an acquisition transaction of ATTUNITY, GONEN will be entitled to a fee that is of up to seven percent (7%) of the proceeds of such transaction, the exact percentage to be determined by the Board of ATTUNITY.

                                                                          ITEM 2

                                  ATTUNITY LTD

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoints Arie Gonen and Shlomo Baumgarten, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 31, 2002 at 10:00 a.m. at the offices of the Company, Einstein Building, Tirat Carmel, Haifa 39101, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):
------------------------------------------------------------------------------
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to inquire of you as to whether you have a controlling interest in the Company (as described in the proxy statement) with respect to the election of the nominee for outside director. If you do not mark "Yes" below, it will be assumed you have no controlling interest.

Do you have a controlling interest with respect to the election of Ms. Anat Segal as an outside director? YES ____

(Continued, and to be signed and dated on the reverse side)

     (1) The election of three directors for terms expiring at the 2003 Annual General Meeting and one outside director for a term expiring in 2005.

          [ ] FOR all nominees listed at right (except as marked to contrary at right)

          [  ] WITHHOLD AUTHORITY to vote for all nominees at right

         Directors:
         Arie Gonen
         Dan Falk
         Robert J. Majteles

         Outside Director:
         Anat Segal


         (2) Ratification of the appointment of Kost, Forer & Gabbay as the Company's independent auditors for the year ending December 31, 2002 and authorization for the Board of Directors to fix their remuneration.

                   [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

         (3) Receipt and consideration of the Company's Directors' Report, Auditor's Report and Consolidated Financial Statements for the year ended December 31, 2001.

                   [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

(4) Approval of the terms of cash compensation for the Company's outside directors.

                   [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

         (5) Approval of the grant of options to certain of the Company's directors.

                   [ ] FOR               [ ] AGAINST             [ ] ABSTAIN

         (6) Approval of an agreement with our Chairman of the Board and Interim Chief Executive Officer

                    [ ] FOR              [ ] AGAINST             [ ] ABSTAIN

         THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE. UNLESS OTHERWISE INDICATED, THIS PROXY WILL BE VOTED FOR (i) the ELECTION OF THE Three NOMINEES FOR DIRECTOR aND THE ONE NOMINEE FOR OUTSIDE DIRECTOR, AND (ii) APPROVAL OF PROPOSALS 2 THROUGH 6 SET FORTH ABOVE.


                                        Dated_______________________________2002

                                             -----------------------------------
                                                      Signature(s)

                                             -----------------------------------
                                                Signatures, if held jointly
                                    (Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee, guardian, or as an officer signing for a corporation, please give full title under signature.)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  ATTUNITY LTD
                                  ------------
                                  (Registrant)



                               By: /s/Arie Gonen
                                   -----------------------
                                    Chairman




Date:  December 3 , 2002